WEBCAST ALERT – FOR IMMEDIATE RELEASE

Teva to Present at the Bank of America Merrill Lynch 2014 Health Care Conference

Jerusalem, May 9, 2014 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) will host a live audio webcast at the Bank of America Merrill Lynch 2014 Health Care Conference. Eyal Desheh, EVP & CFO will present on Tuesday, May 13, 2014 at 12:00 PM PT.

What:	Teva Presentation at the Bank of America Merrill Lynch Healthcare Conference
Who:	Eyal Desheh, EVP and CFO, Teva Pharmaceutical Industries Ltd.
When:	Tuesday, May 13, 2014

Where: www.tevapharm.com

How: Live over the Internet – log on to the Web at the address above and register for the event (approximately 10 minutes before). An archive of the webcast will be available on Teva’s website.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in approximately 60 countries. Teva’s Specialty Medicines businesses focus on CNS, respiratory oncology, pain, and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $20.3 billion in net revenues in 2013.